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                                                                 OMB APPROVAL
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                                                                 OMB Number:
                                                                 3235-0191
                                                               Expires:
                                                               November 30, 1996
                                 UNITED STATES                 Estimated
                      SECURITIES AND EXCHANGE COMMISSION       average burden
                            Washington, D.C. 20549             hours per
                                                               response....0.20
                                   Form 10-C                   -----------------

                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                         INTERDEALER QUOTATION SYSTEM

 Filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
                     and Rule 13a-17 or 15d-17 thereunder

                             AUTOTOTE CORPORATION
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                (Exact name of issuer as specified in charter)

             750 Lexington Avenue, 25th Floor, New York, NY 10022
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                   (Address of principal executive officer)

Issuer's telephone number, including area code   212-754-2233
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                   I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1. Title of security  Class A Common Stock, $.01 par value per share
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2. Number of shares outstanding before the change  28,956,946
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3. Number of shares outstanding after the change   30,519,795
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4. Effective date of change  October 17, 1995
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5. Method of change:
   Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.) Off-shore
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   placement pursuant to Regulation S under the Securities Act of 1933, as
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   amended.
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   Give brief description of transaction  Offer and Sale outside the United
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   States of 1,562,849 shares of Class A Common Stock of Autotote Corporation.
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                         II. CHANGE IN NAME OF ISSUER

1. Name prior to change
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2. Name after the change
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3. Effective date of charter amendment changing name
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4. Date of shareholder approval of change, if required
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Date  October 24, 1995                               /s/ Martin E. Schloss
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                                                         Vice President
                                                 (Officer's signature & title)